AB
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[redacted]

15047003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-53482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parkland Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Parkland Plaza
(No. and Street)

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Rydell 734-663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

175 W. Jackson Boulevard, 20th Floor	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, Brandon Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parkland Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

SCOTT RHOADES
Notary Public - Michigan
Monroe County
My Commission Expires Aug 7, 2020
Acting in the County of Washtenaw

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Parkland Securities, LLC

(f.k.a. Sammons Securities Company, LLC)
Financial Statements and
Supplementary Information
Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934
December 31, 2014

Parkland Securities, LLC
(f.k.a. Sammons Securities Company, LLC)
Index
December 31, 2014

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Parkland Securities, LLC

We have audited the accompanying statement of financial condition of Parkland Securities, LLC (formerly Sammons Securities Company, LLC) (a Delaware corporation) (the Company) as of December 31, 2014, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parkland Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I

and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
February 26, 2015

Parkland Securities, LLC
(f.k.a. Sammons Securities Company, LLC)
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 5,205,559
Restricted cash and cash equivalents	85,030
Commissions receivable	1,797,048
Receivable from clearing broker	195,253
Interest receivable	2,221
Representative fees receivable	158,226
Other receivables	291,648
Fixed assets, net of accumulated depreciation	96,327
Other assets	783,294
Total assets	$ 8,614,606
Liabilites and Member's Equity	
Commissions payable	$ 2,208,349
Management fees payable	145,231
Accounts payable and accrued expenses	1,912,170
Total liabilities	4,265,750
Member's equity	
Member's contributions	1,250,000
Retained earnings	3,098,856
Total member's equity	4,348,856
Total liabilities and member's equity	$ 8,614,606

The accompanying notes are an integral part of these financial statements

Parkland Securities, LLC
(f.k.a. Sammons Securities Company, LLC)
Statement of Income
Year Ended December 31, 2014

Revenues	
Commissions	$33,799,761
Management fees	1,195,749
Representative fees	630,199
Interest	31,478
Account fees and other charges	384,370
Other revenues	338,102
Total revenues	36,379,659
Expenses	
Commission expense	27,600,465
Management fee expense	3,978,982
Litigation and legal	718,482
Regulatory and licensing	220,741
Clearing and brokerage	174,134
Computer support and software	378,796
Other expenses	1,456,352
Total expenses	34,527,952
Net income	$ 1,851,707

The accompanying notes are an integral part of these financial statements

Parkland Securities, LLC
(f.k.a. Sammons Securities Company, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2014

	Member's Contributions	Retained Earnings	Total
Balances, January 1, 2014	$ 1,250,000	$ 3,408,241	$ 4,658,241
Net income		1,851,707	1,851,707
Distributions		(2,161,092)	(2,161,092)
Balances, December 31, 2014	$ 1,250,000	$ 3,098,856	$ 4,348,856

The accompanying notes are an integral part of these financial statements

Parkland Securities, LLC
(f.k.a. Sammons Securities Company, LLC)
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 1,851,707
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	20,104
Changes in assets and liabilities	
Increase in receivable from clearing broker	(30,179)
Decrease in commissions receivable	43,632
Increase in representative fees receivable	(131,858)
Decrease in interest receivable	353
Decrease in other receivables	13,783
Increase in other assets	(182,748)
Decrease in commissions payable	(59,939)
Decrease in management fees payable	(188,526)
Increase in accounts payable and accrued expenses	671,470
Net cash provided by operating activities	2,007,799
Cash flows from investing activities	
Decrease in restricted cash	1,488
Purchase of equipment	(41,178)
Net cash used in investing activities	(39,690)
Cash flows from financing activities	
Distributions paid to members	(2,143,009)
Net decrease in cash and cash equivalents	(174,900)
Cash and cash equivalents, beginning of year	5,380,459
Cash and cash equivalents, end of year	$ 5,205,559
Interest Paid	$ 7,474

The accompanying notes are an integral part of these financial statements

1. Summary of Significant Accounting Policies

Organization and Nature of Business
Parkland Securities, LLC (f.k.a. Sammons Securities Company, LLC), (the "Company") is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a limited liability company under the laws of the State of Delaware.

On July 1, 2014, Jerome S. Rydell ("Rydell") and a trust under the control of Rydell ("Trust") purchased the membership interest of the Company owned by Sammons Securities, Inc.

The capital structure of the Company was also modified and any non-voting membership interest owned by Jerome S. Rydell were converted to the same amount and quantity of voting membership interest. As a result of the transaction Rydell and Trust are the members of the Company with Rydell having the majority of the voting membership interest.

Effective August 15, 2014, the Company changed its name from Sammons Securities Company, LLC to Parkland Securities, LLC.

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, option contracts, variable life insurance, variable annuity contracts, and alternative investments including 1031 tenant in common programs, real estate investment trusts, oil and gas programs through independent registered representatives which operate independent branch offices located throughout the United States of America and/or territories.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm, National Financial Services, LLC ("NFS"), and does not hold customer funds or safekeep customer securities.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues and Expenses
In the statement of income, commission revenues include dealer concessions from investment company shares, securities transactions net of execution charges from NFS, alternative investments, insurance policies, annuity contracts, and servicing fees from customer securities transactions. Commission revenues as well as the related commission expense are recorded on a trade date or accrual basis.

Management fee revenues are earned from Sigma Planning Corporation ("SPC") for services provided by B/D Ops, LLC ("BD Ops"), related entities and paid by the Company for SPC (Note 3).

Representative fees consist of a fixed monthly affiliation fee and fees for errors and omissions insurance which are charged to registered representatives. The affiliation fee cover various costs and services the Company provides to registered representatives and are recorded on an accrual basis. Registered representatives are charged for errors and omissions insurance upon their enrollment in the program and the revenues are recognized over the policy period.

The Company earns interest on its cash balances on deposit with financial institutions (Note 5). A majority of the interest income is earned on Company and customer deposits with NFS. NFS credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that NFS earns on deposits, fully paid lending services and margin borrowings of customers introduced by the Company.

Account fees and other charges in the statement of income consist of fees and other revenues earned from its relationship with NFS and are not related to customer trade executions or interest sharing agreements.

Other revenues include license and registration processing fees for registered representatives, software and subscription revenues charge to registered representatives, sponsorship revenues, and various other revenues the Company earned in the normal course of business.

Sponsorship revenues are earned by providing investment product companies the opportunity to present their services and products to the registered representatives of the Company. The sponsors are provided direct marketing to the Company's registered representatives and can also attend conferences and seminars that are hosted by the Company. Sponsorship payments received in advance of being earned are recorded as unearned revenues and subsequently recognized as revenue when earned.

Commission expense are the amounts that are due to registered representatives for their commissions and fees earned. Commission expense varies for each registered representative and is calculated as a percentage of commission revenues.

Management expenses are costs incurred from the Company's relationship with BD Ops and Midland National Life Insurance Company ("Midland"), a related entity for services provided to the Company (Note 3).

Litigation and legal fees consist primarily of costs incurred by Company for the defense and resolution of various litigation, arbitrations, and complaints brought against the Company due to customer transactions (Note 4).

Regulatory and licensing expenses are comprised of fees assessed to the Company by FINRA, state regulatory agencies, and the Security Investor Protection Corporation for dues and costs associated with the securities industry. Registered representatives are responsible for their registration and licensing costs.

Clearing and brokerage expenses are incurred for non-trade related transactions and services that are provided by NFS. Some of the various services that NFS provides to the Company include account maintenance, custodial fees, costs associated with customer trade confirmations and

account statements. Technology expenses charged to the Company by NFS are recorded in computer support and software.

The Company utilizes numerous software programs and related systems that are included in computer support and software. Some of the various systems and related software are used by the Company and/or registered representatives for financial planning and asset allocation, customer account servicing, and compliance.

Other expenses include interest expense of $8,008 and expenses related to accounting, bad debt expenses, bank service charges, conferences, consultants not related to litigation or legal, depreciation, postage and freight, insurance, fidelity bonds, and other expenses incurred in the normal course of business. Also included in other expenses are advertising costs of $2,323 which are expensed when incurred.

Fair Value Measurement
The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I — Unadjusted quoted prices in an active accessible market to identical assets or liabilities. There are no financial assets or liabilities classified as Level I.

Level II — Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II.

Level III — Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Cash and Cash Equivalents
The Company's cash and cash equivalents consist of funds on deposit primarily in corporate checking accounts and money markets at financial institutions (Note 5). Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with NFS, other financial institutions, or arising from the SEC rules and regulations. Included on the statement of financial condition is a restricted cash deposit for margin requirements at NFS in the amount of $75,000 and other cash balances on deposit with other financial institutions in the amount of $10,030 as of December 31, 2014.

Commissions Receivable and Commissions Payable
Commission receivables represents the dealer concessions owed to the Company from investment companies, insurance and annuity companies, and other product offerings for the solicitation or sale of their investments and products to customers.

Commissions payable are the amounts due to registered representatives of the Company for their services and sales commissions related to customer securities transactions.

Receivable from Clearing Broker
Receivable from clearing broker are the amounts due from NFS for dealer concessions, commission revenues (net of the related clearing fees and liabilities) and account fees and other charges. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by NFS which are recorded on a trade date basis. Amounts receivable from and payable to NFS are recorded net in receivable from clearing broker on the accompanying statement of financial condition in accordance with FASB ASC 210, *Balance Sheet Offsetting.*

Interest Receivable
Interest due to the Company for the interest sharing agreement with NSF is recorded in interest receivable.

Receivables from Representatives
Affiliation fees, commission charge backs, and other charges that are the responsibility of registered representatives are debited to their commissions. If the balance of the commission debits exceed the amount due to the registered representative for commissions earned by the registered representative (commissions payable) then the balance due is recorded as a receivable.

Receivables from representatives also include unpaid balances that are not debited to their commissions such as a majority of their licensing and registration costs.

Other Receivables
Other receivables include $254,734 for various claims filed with the errors and omissions insurance carrier in connection with litigation or arbitrations brought against the Company.

Also included in other receivables are amounts due from affiliated entities, receivables related to sponsorship revenues and other receivables from operations.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 6 to 7 years. Maintenance and repairs of assets are expensed as incurred.

Fixed assets consisted of the following at December 31, 2014:

Office equipment	$167,890
Less: Accumulated depreciation	(71,563)
Fixed assets, net of accumulated depreciation	$ 96,327

Other Assets

Other assets consist primarily of prepaid expense of $783,116 for payments to the Central Registration Depository for licensing and registration costs, the Company's errors and omissions insurance policy, surety bond, and financial institution bond. Prepaid expenses are expensed as incurred or amortized using the straight line method over the policy period.

Other assets also include security positions held in accounts at NFS in the amount of $178 for transactions occurring as part of its normal operations as broker-dealer and not as investments.

Accounts Payable and Other Liabilities

Included in accounts payable and other liabilities are $101,393 for general operating expenses owed to unrelated third parties. Also included in accounts payable and other liabilities are amounts due to various states for assessments and fees, shareholder withholdings (Note 2), and loss contingencies (Note 4).

Income Taxes

The Company is organized as a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. As such, each member is liable for the taxes, if any, on their distributive share of income. The Company is, however, subject to various state assessments and fees for brokers doing business in the state. These amounted to $39,102 for the year ended December 31, 2014 and are included in other expenses in the accompanying statement of income.

2. Member's Equity

The Company makes periodic distributions to its members based on the cash balances, net capital, and net income of the Company. Distributions are recognized when declared and included in the statement of changes in members' equity. Distributions paid to shareholder in 2014 amounted to $2,101,416

Certain states require flow-through withholding of the member's distributive income due to the limited liability status. The Company makes payment to those states on behalf of the members in addition to any composite tax returns that the Company has elected to file. Distributions also include $59,676 which was recorded for shareholder withholdings of which $18,083 was payable as of December 31, 2014 and recorded in accounts payable and other liabilities in the statement of financial condition.

3. Related Party Transactions

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from BD Ops, a

company owned by the members of the Company. On July 1, 2014, Rydell and Trust also purchased the minority membership interest of BD Ops owned by Sammons Securities, Inc.

BD Ops has a formal management services agreement with the Company and Sigma Financial Corporation ("SFC"), a related party of the Company, whereby BD Ops provides such services to the

Company and SFC. The Company pays a management fee expense to BD Ops for the services received.

Management fee expenses are computed based on the costs incurred by BD Ops resulting from services provided to the Company and SFC. Management fee expenses are allocated between the Company and SFC based on a pro-rata share of their combined cash receipts from commission revenues and their combined number of registered representatives.

The Company also received services from Midland which provided compliance, sales, marketing and recruiting assistance to the Company through several of its offices located in the United States of America. The management fee expenses incurred by the Company for these services are computed using a percentage of the Company's commission revenues.

Included in the statement of income is $3,800,023 relating to management fee expenses to BD Ops and $178,959 relating to Midland. Management fees payable on the statement of financial condition at December 31, 2014 is $145,231 for management fees due to BD Ops relating to the management fee expenses.

Effective July 1, 2014, Midland and the Company canceled the management services agreement between the two companies thereby eliminating the management expense relating to Midland in future periods. Midland will however continue to provide limited compliance assistance to the Company.

The Company receives management fee revenues from SPC, a registered investment advisor and are calculated based on the revenues of SPC. The statement of income includes $1,195,749 relating to management fee revenues from SPC.

The Company also receives commission revenues, overrides, and solicitor fees from Midland in connection with sales of Midland life insurance policies and annuity contracts by registered representatives. Included in commission revenues is $687,422 for amounts earned by the Company in connection with the sales.

4. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. The Company has pending arbitrations and litigation actions as of December 31, 2014. The arbitrations and litigation have been brought against the Company for damages in the execution of securities

transactions with claims ranging from $100,000 to $4,200,000. Some of the claims are in excess of errors and omissions insurance policy limits.

In accordance with FASB ASC 450, *Loss Contingencies* claims where a reasonable estimate of loss could be made, the Company recorded a liability in connection with such claims. For claims where a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration, the Company has not recorded a liability due to its inability to make a reasonable estimate of loss in accordance with FASB ASC 450. However, the Company has nonetheless recorded a reserve for the estimated defense costs of such claims. Further, claims in which a reasonable

estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration standards of FASB ASC 450 may nonetheless be material.

At December 31, 2014, the Company recorded a reserve of $975,723 in accounts payable and other liabilities for potential losses and costs associated with the defense of these matters and are included with litigation and legal fees in the statement of income.

For unasserted claims an estimate cannot be reasonably made and have not been recorded.

5. Concentrations of Credit Risk

The Company maintains a majority of its cash balances in several accounts at NFS and two financial institutions located in Michigan and Missouri. The balances with the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2014, the Company had uninsured cash balances of $3,837,298 with the financial institutions.

The cash balances with NFS are not covered by FDIC and the uninsured amounts are $1,111,837 as of December 31, 2014.

6. Guarantees and Indemnification

FASB ASC 460, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Securities transactions of the Company's customers are introduced and cleared through NFS. Pursuant to the clearing agreement, NFS has the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business. As of December 31, 2014 there has not been a material reimbursement request received or outstanding.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the

Company had net capital of $2,726,180 which was $2,441,797 in excess of its required net capital of $284,383. The Company's ratio of aggregate indebtedness to net capital was 1.56 to 1.

The Company claims exemption from Customer Protection – Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). The company introduces its customers' account and acts as

a finder agent in the sale of general securities and mutual funds. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

8. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through February 26, 2015, which was the date these financial statements were issued.

Supplemental Schedules

Parkland Securities, LLC
(f.k.a. Sammons Securities Company, LLC)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014 **Schedule I**

Net capital		
Total members' equity qualified for net capital		$ 4,348,856
Deductions and/or charges		
Total nonallowable assets		
Commission receivable		293,181
Other receivables		449,874
Fixed assets		96,327
Other assets		783,116
Total nonallowable assets		1,622,498
Other deductions and/or charges		-
Net capital before haircuts		2,726,358
Haircut on other securities		178
Net capital		$ 2,726,180
Aggregate indebtedness		$ 4,265,750
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 284,383
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		284,383
Excess net capital (net capital, less net capital requirement)		2,441,797
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 2,299,605
Ratio of aggregate indebtedness to net capital		1.56 to 1

There are no material differences between the computation above and the computation included in the corresponding unaudited FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2014.

Parkland Securities, LLC
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014 **Schedule II**

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

PARKLAND
SECURITIES, LLC
MEMBER FINRA/SIPC

Exemption Report
For the period from June 1, 2014 to December 31, 2014

We as members of management of Parkland Securities, LLC (f.k.a. Sammons Securities Company, LLC), (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

1. We identified the exemption provision and;

2. We met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception.

Parkland Securities, LLC

Brandon Rydell,
Chief Financial Officer

02/26/15
Date

300 Parkland Plaza • Ann Arbor, MI 48103
Main: 800.373.1612 • Fax: 734.663.0213

Report of Independent Registered Public Accounting Firm on Exemption Report

Grant Thornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Parkland Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Parkland Securities, LLC (formerly Sammons Securities Company, LLC) (a Delaware corporation) (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions from June 1, 2014 to December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Chicago, Illinois
February 26, 2015

SIPC Supplemental Report

Grant Thornton

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Parkland Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Parkland Securities, LLC (formerly Sammons Securities Company, LLC) (the Company) and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records entries consisting of copies of cancelled checks, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 26, 2015